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Citizen Pilates

Houston, TX

- **Reformer Pilates** studio in Houston's historic Heights neighborhood
- **Accomplished entrepreneur** expanding to meet overflow in demand from **successful first studio**
- This investment is secured by a **blanket lien** on all assets of the company   **?**

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Investment Details

15.25%   **INVEST NOW**

Annual Return **?**

$0
Invested of $65,000 minimum **?**

$100
Minimum investment

-

Investors

35 days remaining

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Company Description



Our team of instructors, alongside our clients, have cultivated an atmosphere unmatched by any Pilates studio in Houston.

I'm proud of what we're doing here and confident you'll find yourself, your friends and the strongest version of your body at Citizen.

– *Jess Hughes, Founder*

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Citizen Pilates is a destination studio in Houston's historic Heights neighborhood. The studio is revered for its upbeat, fitness-based group reformer classes, and its positive and inclusive environment has given members a fresh take on an otherwise stuffy studio archetype.

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Demand for classes has exceeded capacity at the first location, and Citizen is opening its second location in December.



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Citizen first opened its doors in August 2015. Its founder and original Citizen, Jessica Hughes, had a vision for a fitness studio that stood out from what the market already offered. Citizen's atypical approach to high level client service and intimacy, coupled with affordable boutique pricing, welcomed members of all ages to experience Citizens' strong culture.

Over 11 million people practice Pilates as a form of exercise. Pilates is characterized by slow and controlled movements that make your muscles toned, long and lean. Reformer Pilates involves balancing and doing exercises on a customized machine, using various pulleys to slowly tone muscles. The setup can be intimidating for newcomers, but Jess's vision for the studio included personalized attention and small class sizes to help foster a more intimate class setting.

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What makes a fitness studio is the classes it offers. But what makes a community are the relationships that are built and the culture that is created. Citizen has carefully crafted a community, both online and offline, to develop a winning formula for both its members and the business.

Demand for classes at Citizen has outgrown the space. By March 2016, the studio began implementing an automated online wait-list to accommodate the excess demand. The original studio is currently offering 50-60 classes per week, with most days starting as early as 5:30am and ending as late as an 8:30pm session. Even with classes throughout the day, reservations have filled up quickly. The sole complaint from members became, "We can never get into class."

In August of 2016, Jessica Hughes secured Citizen's second location, just 2 miles west of their flagship studio. The proximity of the two locations will serve as a carefully crafted ecosystem, allowing the studio to effectively double its capacity while still maintaining the intimate experience and close community that it's created.

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Construction on the second location is already underway and is scheduled for a December opening – just in time for the new year!

Learn more: 🌐 (http://www.citizenpilates.com/) 📘 (https://www.facebook.com/citizenpilates) 📷 (https://www.instagram.com/citizenpilates/)

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Offering Summary

Issuer

Flying Nun Collective, LLC ("Citizen Pilates")

Entity Type

Limited liability company

Principal Office

223 East 11th Street

Houston, TX 77008

Securities

Term Loan

Offering Amount

Minimum of $65,000 and a maximum of $100,000

Ownership % Represented by Securities

0%. Investors will not receive any equity interests in the Issuer or any voting or management rights with respect to the Issuer as a result of an investment in Securities.

Click here (https://www.sec.gov/Archives/edgar/data/1682240/000168224016000001/00016822401 16-000001-index.htm) to view the Issuer's SEC Form C filing.

Use of Proceeds

100% of the proceeds will be used for the purchase of custom Pilates reformers. Any excess funds will be put towards the build out of the interior space and working capital for staffing and operations.

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Customized Pilates reformers

Key Terms

Minimum Investment

$100

Interest Rate

15.25% per annum, accrued monthly

Term

48 months

Payments

During the term, the Issuer will make monthly payments of principal and interest.

Maturity

At the end of the term, the Issuer is required to pay the outstanding principal and accrued and

unpaid interest.

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Prepayment

Prepayment in whole or in part may be made by the Issuer without penalty at the time of any scheduled monthly payment.

Security Interest

The Issuer will grant a security interest in all of its assets in favor of NextSeed for the benefit of the investors to secure the Issuer's obligations under the Securities.   **?**

Total Payment Calculator

Principal	Annual Return*	Term	Total Payment*
$100 ⇕	15.25%	48 months	$134



* The payment for any given month (including the total payment at the end of the final month) indicates the cumulative amount contractually required to be paid to an investor after the end of that month, assuming the loan is not prepaid. This calculation is an illustrative example only and may not reflect actual performance. This does not take into account NextSeed's service fee of 1% on each payment made to investors. Payment is not guaranteed or insured and investors may lose some or all of the principal invested if the Issuer cannot make its payments.

Bonus Rewards

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Invest $500 or more

- 1-week unlimited class pass*

Invest $1,000 or more
- 2-week unlimited class pass*

Invest $2,500 or more
- One-month unlimited membership*

Invest $5,000 or more
- One-month unlimited membership*
- Private Pilates & Prosecco Party for you and 6 friends

Invest $10,000 or more
- One-month unlimited membership*
- Private Pilates & Prosecco Party for you and 6 friends
- 5 private appointments (one-on-one, 50 minute sessions)

*Passes are subject to standard membership terms & conditions

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Business Model

Citizen Pilates is a service based boutique Pilates reformer studio offering 60 group classes 7 days per week. Clients book and pay through its online site or branded app up to 60 days in advance. There are 3 options to purchase classes. 1) single drop in 2) class packages ranging from 5 – 20 classes 3) monthly autopay membership contract. All class reservations are prepaid via credit card and processed by customized MINDBODY online scheduling and point of sale software.

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Citizen Pilates' core values are centered around its members and the ability to service clients turned off by high-end boutique exclusivity. Its CRM systems allow managers and instructors to establish and retain genuine relationships with their clients beyond class time in an effort to consistently grow membership.

The fitness industry continues to grow at a rapid pace. An estimated $25.8 Billion (http://www.ihrsa.org/) was generated by gym memberships in the United States in 2015, and nearly 42% of memberships are with boutique fitness studios.

Specifically, Pilates and yoga studios are dominated by smaller, boutique single locations or smaller local chains. With less than 5% of the industries total revenue coming from the top 4 companies, this is an industry that thrives at the local level. From 2010-2015, the Pilates and yoga industry saw 7.5% annual growth and $9 billion (http://www.ibisworld.com/industry/pilates-yoga-studios.html)) in revenue.   Read More

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Location Analysis

Citizen Pilates operates the following two locations:

- Citizen #1: 3217 Houston Ave, Houston, TX 77009 – in operations
- Citizen #2: 940 Heights Blvd, Houston, TX 77008 – under construction

Both locations are in the Heights district of Houston, a community located just 4 miles from downtown. The Heights is one of the earliest planned communities in Texas, dating back to the 1800s and is well known for its historic homes.

The Heights population is diverse in all categories, as young couples, millennials and professionals, have been flocking to the Heights over the past decade for its prime real estate, growing restaurant and bar scene, and eclectic shops.

Due to its prime location and strong sense of community, the Heights real estate market has been one of the best performing neighborhoods (http://www.houstonproperties.com/) in Houston over the past one, five and ten-year periods. The neighborhood's charm and small-town feel was also recognized by CNN Money (http://www.bizjournals.com/houston/morning_call/2013/08/houston-tops-cnn-moneys-best-places.html), coming in at #4 on its 2013 ranking of the Top 10 Big City Neighborhoods.



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Yellow flags indicate Pilates and yoga studios in the vicinity

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Because the first location has maintained close to maximum utilization, Citizen strategically sought expansion opportunities within close proximity to its first location. This will allow the business to service existing customers and draw new customers in a centralized, prime location in Houston. The yellow flags in the map below represent yoga and Pilates studios. Among the greater Heights and surrounding downtown areas, very few locations offer Pilates, and fewer than a handful offer reformer Pilates.   Read More

Leadership



Jessica Hughes, *Founder*

Jessica Hughes is a native Houstonian and the owner and founder of Citizen Pilates. Her career as an analyst for two Houston-based oil companies helped shaped her keen sense of detail to economic sensitivities, project management and executive administration.

Despite her admiration for corporate culture, Jessica is a successful entrepreneur with recognized strengths in small business start-ups and proactive marketing initiatives. In 2010, she co-founded an independent bicycle fitting studio – a model never successfully proven by predecessors within Texas' cycling industry. Today Tad Hughes Custom Fit Studio remains Texas' only independent, service-based bicycle diagnostic center. Its brick and mortar location in the Heights services cyclists, runners and triathletes throughout the southern United States.

Jessica has also served on the boards of Northwest Cycling Club, where she is a lifetime member, and the Texas Bicycle Racing Association.

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History

★ **August 2015**

First Citizen Pilates opened in Heights

★ **March 2016**

Implemented waitlist software to begin accommodating high demand for classes

★ **August 2016**

Secured lease for second location in Heights

★ **December 2016**

Second Citizen Pilates location is projected to open

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